Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements

as of September 30, 2017

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	September 30, 2017	December 31, 2016

CURRENT ASSETS
Cash and cash equivalents	4	3,262,994	5,063,383
Short-term investments
Held for Trading	4	1,803,822	1,024,411
Trade accounts receivable - net	5	4,233,786	3,576,699
Inventories	6	6,811,831	6,332,730
Tax credits		399,327	504,429
Income and social contribution taxes recoverable		427,830	623,636
Unrealized gains on financial instruments	13	758	2,557
Other current assets		536,097	668,895
		17,476,445	17,796,740
NON-CURRENT ASSETS
Tax credits		36,819	56,703
Deferred income taxes		2,854,922	3,407,230
Unrealized gains on financial instruments	13	—	10,394
Related parties	15	51,462	57,541
Judicial deposits	14	2,024,315	1,861,784
Other non-current assets		536,230	447,260
Prepaid pension cost		2,167	56,797
Investments in associates and joint ventures	8	1,212,300	798,844
Goodwill	10	9,203,506	9,470,016
Other Intangibles		1,079,549	1,319,941
Property, plant and equipment, net		18,097,731	19,351,891
		35,099,001	36,838,401
TOTAL ASSETS		52,575,446	54,635,141

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	September 30, 2017	December 31, 2016

CURRENT LIABILITIES
Trade accounts payable		3,211,864	2,743,818
Short-term debt	11	4,480,543	4,458,220
Taxes payable		381,074	341,190
Income and social contribution taxes payable		70,116	74,458
Payroll and related liabilities		468,528	464,494
Employee benefits		422	409
Environmental liabilities		17,700	17,737
Unrealized losses on financial instruments	13	—	6,584
Other current liabilities		601,101	514,599
		9,231,348	8,621,509
NON-CURRENT LIABILITIES
Long-term debt	11	14,130,384	15,959,590
Debentures	12	63,004	165,423
Related parties	15	41	—
Deferred income taxes		255,787	395,436
Provision for tax, civil and labor liabilities	14	807,628	2,239,226
Environmental liabilities		69,664	66,069
Employee benefits		1,414,550	1,504,394
Obligations with FIDC	16	1,107,741	1,007,259
Unrealized losses on financial instrument	13	2,523	—
Other non-current liabilities		590,160	401,582
		18,441,482	21,738,979
EQUITY	17
Capital		19,249,181	19,249,181
Treasury stocks		(76,489)	(98,746)
Capital reserves		11,597	11,597
Retained earnings		4,751,242	3,763,207
Operations with non-controlling interests		(2,873,335)	(2,873,335)
Other reserves		3,577,985	3,976,232
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		24,640,181	24,028,136

NON-CONTROLLING INTERESTS		262,435	246,517

EQUITY		24,902,616	24,274,653

TOTAL LIABILITIES AND EQUITY		52,575,446	54,635,141

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended		For the nine-month period ended
	Note	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

NET SALES		9,476,204	8,698,749	27,100,721	29,032,038

Cost of sales	20	(8,501,724)	(7,652,292)	(24,535,643)	(26,089,599)

GROSS PROFIT		974,480	1,046,457	2,565,078	2,942,439

Selling expenses	20	(130,887)	(139,149)	(402,630)	(529,090)
General and administrative expenses	20	(265,667)	(344,167)	(853,853)	(1,175,686)
Other operating income	20	87,416	95,618	227,350	197,675
Other operating expenses	20	(55,770)	(63,123)	(93,472)	(97,051)
Results in operations with subsidiaries	3.4	—	—	(72,478)	(105,048)
Reversal of contingent liabilities, net	14	—	—	929,711	—
Equity in earnings of unconsolidated companies	8	(29,172)	(2,269)	(32,411)	(9,959)

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		580,400	593,367	2,267,295	1,223,280

Financial income	21	53,192	60,180	179,106	180,992
Financial expenses	21	(409,698)	(491,927)	(1,326,715)	(1,501,229)
Exchange variations, net	21	101,653	(58,228)	80,302	884,388
Reversal of monetary update of contingent liabilities, net	14	—	—	369,819	—
Gain and losses on financial instruments, net	21	777	(7,101)	(7,829)	(45,321)

INCOME BEFORE TAXES		326,324	96,291	1,561,978	742,110

Current	7	(51,632)	(41,053)	(197,559)	(121,507)
Deferred	7	(129,839)	39,915	(319,505)	(432,055)
Income and social contribution taxes		(181,471)	(1,138)	(517,064)	(553,562)

NET INCOME		144,853	95,153	1,044,914	188,548

ATTRIBUTABLE TO:
Owners of the parent		134,774	91,854	1,025,138	173,627
Non-controlling interests		10,079	3,299	19,776	14,921
		144,853	95,153	1,044,914	188,548

Basic earnings per share - preferred and common - (R$)	18	0.08	0.05	0.60	0.10

Diluted earnings per share - preferred and common - (R$)	18	0.08	0.05	0.60	0.10

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended		For the nine-month period ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Net income for the period	144,853	95,153	1,044,914	188,548
Items that may be reclassified subsequently to profit or loss
Other comprehensive (losses) income from associates and joint ventures	(91,701)	6,468	(31,252)	(232,182)
Cumulative translation adjustment	(812,385)	208,866	(476,589)	(4,904,959)
Recycling of cumulative translation adjustment to net income	—	—	(76,430)	(970,276)
Unrealized Gains/(Losses) on net investment hedge	351,945	(91,614)	210,716	1,708,447
Cash flowh hedges:
Unrealized Losses on cash flow hedges	(6,290)	(1,896)	(12,868)	(1,941)
	(558,431)	121,824	(386,423)	(4,400,911)

Total comprehensive (loss) income for the period, net of tax	(413,578)	216,977	658,491	(4,212,363)

Total comprehensive (loss) income attributable to:
Owners of the parent	(415,193)	215,391	640,244	(4,190,980)
Non-controlling interests	1,615	1,586	18,247	(21,383)
	(413,578)	216,977	658,491	(4,212,363)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

in thousands of Brazilian reais (R$)

(Unaudited)

	Attributed to parent company’s interest
				Retained earnings					Other Reserves
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Retained earnings	Operations with non- controlling interests	Gains and losses on net investment hedge	Gains and losses on financial instruments	Cumulative translation adjustment	Pension Plan	Stock Option	Total parent company’s interest	Non- controlling interests	Total Shareholder’s Equity
Balance as of January 1, 2016	19,249,181	(383,363)	11,597	628,228	611,531	5,668,300	—	(2,877,488)	(6,083,288)	16,084	15,021,878	(314,981)	138,122	31,685,801	284,582	31,970,383
2016 Changes in Equity
Net income	—	—	—	—	—	—	173,627	—	—	—	—	—	—	173,627	14,921	188,548
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	—	—	—	1,707,979	(1,904)	(6,070,682)	—	—	(4,364,607)	(36,304)	(4,400,911)
Total comprehensive income (loss) recognized in the period	—	—	—	—	—	—	173,627	—	1,707,979	(1,904)	(6,070,682)	—	—	(4,190,980)	(21,383)	(4,212,363)
Long term incentive plan cost recognized in the period	—	—	—	—	—	—	—	—	—	—	—	—	20,931	20,931	(41)	20,890
Treasury stocks	—	(95,343)	—	—	—	—	—	—	—	—	—	—	—	(95,343)	(27)	(95,370)
Long term incentive plan exercised during the period	—	7,369	—	—	—	(4,192)	—	—	—	—	—	—	—	3,177	63	3,240
Assignment of preferred shares	—	369,499	—	—	—	(163,699)	—	—	—	—	—	—	—	205,800	—	205,800
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	4,153	—	—	—	—	—	4,153	(4,061)	92
Dividends/interest on equity	—	—	—	—	—	—	(51,225)	—	—	—	—	—	—	(51,225)	(501)	(51,726)
Balance as of September 30, 2016 (Note 17)	19,249,181	(101,838)	11,597	628,228	611,531	5,500,409	122,402	(2,873,335)	(4,375,309)	14,180	8,951,196	(314,981)	159,053	27,582,314	258,632	27,840,946

Balance as of January 1, 2017	19,249,181	(98,746)	11,597	628,228	611,531	2,523,448	—	(2,873,335)	(4,404,436)	16,323	8,532,065	(357,072)	189,352	24,028,136	246,517	24,274,653
2017 Changes in Equity
Net income	—	—	—	—	—	—	1,025,138	—	—	—	—	—	—	1,025,138	19,776	1,044,914
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	—	—	—	210,654	(12,820)	(582,728)	—	—	(384,894)	(1,529)	(386,423)
Total comprehensive income (loss) recognized in the period	—	—	—	—	—	—	1,025,138	—	210,654	(12,820)	(582,728)	—	—	640,244	18,247	658,491
Long term incentive plan cost recognized in the period	—	—	—	—	—	—	—	—	—	—	—	—	(13,353)	(13,353)	(12)	(13,365)
Long term incentive plan exercised during the period	—	22,257	—	—	—	(2,919)	—	—	—	—	—	—	—	19,338	32	19,370
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(705)	(705)
Dividends/interest on equity	—	—	—	—	—	—	(34,184)	—	—	—	—	—	—	(34,184)	(1,644)	(35,828)
Balance as of September 30, 2017 (Note 17)	19,249,181	(76,489)	11,597	628,228	611,531	2,520,529	990,954	(2,873,335)	(4,193,782)	3,503	7,949,337	(357,072)	175,999	24,640,181	262,435	24,902,616

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

(Unaudited)

		For the nine-month period ended
	Note	September 30, 2017	September 30, 2016

Cash flows from operating activities
Net income for the period		1,044,914	188,548
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	20	1,568,676	1,864,694
Equity in earnings of unconsolidated companies	8	32,411	9,959
Exchange variation, net	21	(80,302)	(884,388)
Loss (Gains) on financial instruments, net	21	7,829	45,321
Post-employment benefits		151,141	164,566
Long term incentive plan		27,176	32,371
Income and social contribution taxes	7	517,064	553,562
Gains on disposal of property, plant and equipment, net		(65,119)	(34,262)
Results in operations with subsidiaries	3.4	72,478	105,048
Allowance for doubtful accounts		3,362	48,523
Provision for tax, labor and civil claims		(130,500)	211,315
Reversal of contingent liabilities, net	14	(929,711)	—
Interest income on trading securities		(63,928)	(71,971)
Interest expense on debt and debentures	21	1,033,700	1,152,538
Reversal of monetary update of contingent liabilities, net	14	(369,819)	—
Interest on loans with related parties	15	—	2,500
(Reversal) Provision for net realizable value adjustment in inventory, net	6	(16,410)	(25,123)
		2,802,962	3,363,201
Changes in assets and liabilities
Increase in trade accounts receivable		(735,663)	(387,180)
(Increase) Decrease in inventories		(759,921)	263,422
Increase (Decrease) in trade accounts payable		541,916	(74,823)
Increase in other receivables		(248,244)	(209,546)
Increase (Decrease) in other payables		7,843	(134,746)
Dividends from associates and joint ventures		30,822	117,962
Purchases of trading securities		(1,966,491)	(819,033)
Proceeds from maturities and sales of trading securities		1,245,247	705,967
Cash provided by operating activities		918,471	2,825,224

Interest paid on loans and financing		(1,042,937)	(855,972)
Income and social contribution taxes paid		(89,697)	(132,307)
Net cash (used in) provided by operating activities		(214,163)	1,836,945

Cash flows from investing activities
Additions to property, plant and equipment	9	(602,054)	(1,097,417)
Proceeds from sales of property, plant and equipment, investments and other intangibles		550,069	107,601
Additions to other intangibles		(25,555)	(46,715)
Capital increase in joint ventures		(178,670)	—
Net cash used in investing activities		(256,210)	(1,036,531)

Cash flows from financing activities
Purchases of Treasury stocks		—	(95,343)
Dividends and interest on capital paid		(36,023)	(51,652)
Proceeds from loans and financing		784,222	2,150,196
Repayment of loans and financing		(1,956,214)	(3,827,887)
Intercompany loans, net		6,120	(6,774)
Net cash used in financing activities		(1,201,895)	(1,831,460)

Exchange variation on cash and cash equivalents		(128,121)	(668,409)

Decrease in cash and cash equivalents		(1,800,389)	(1,699,455)
Cash and cash equivalents at beginning of period		5,063,383	5,648,080
Cash and cash equivalents at end of period		3,262,994	3,948,625

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of Rio de Janeiro, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. In Brazil, the Company also produces flat steel and iron ore, activities which expands the product mix and make its operations even more competitive. It is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development of the regions where it operates. Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

The Condensed Consolidated Interim Financial Statements of the Company were approved by the Management on November 7, 2017.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Condensed Consolidated Interim Financial Statements for the three-month and nine-month periods ended on September 30, 2017 have been prepared in accordance with International Accounting Standard (IAS) Nº 34, which establishes the content of condensed interim financial statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2016, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments, which are measured at fair value.

The same accounting policies and methods of calculation were used in these Condensed Consolidated Interim Financial Statements as they were applied in the Consolidated Financial Statements as of December 31, 2016.

2.2 — New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

The IASB releases of IFRS standards with effect for periods beginning in 2017 had no impact in the Company’s Financial Statements. Some new IASB accounting procedures and IFRIC interpretations were issued and/or reviewed and have their mandatory adoption for the year 2018 and/or after. The Company is assessing the adoption impact of these standards in its Consolidated Financial Statements.

• IFRS 9 - Financial Instruments. Has the objective of replacing the standard IAS 39 and addresses some application questions and introduced a ‘fair value through other comprehensive income’ measurement category for particular simple debt instruments, besides adding the impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets, commitments to extend credit and hedge accounting. This standard is effective for annual reporting periods beginning on or after January 1, 2018. The Company believes that the new guidance of IFRS 9 will not bring a significant impact in its classification and measurement of financial assets and liabilities, as well as on the hedge operations.

• IFRS 15 - Revenue from Contracts with Customers and subsequently the issuance of document for clarification on this standard. The objective of IFRS 15 is to establish the principles of revenue recognition and disclosure of information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer, as well as the subsequent document issued, which clarifies on important matters of this standard. This standard is effective for years beginning on or after January 1, 2018. The Company’s evaluation process of all the impacts of the new standard is ongoing and in a preliminary and non-conclusive stage. This preliminary assessment of the impacts on the measurement and timing for revenue recognition from contracts with our customers does not indicate significant changes or impacts in the Company’s Financial Statements. The company is currently in the process of evaluating other aspects of the application of the standard to complete the analysis.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

• IFRS 16 - Lease. Establishes aspects of recognition, measurement and disclosure of leases. This standard is effective for fiscal years beginning on or after January 1, 2019. The Company is evaluating the impacts on its Financial Statements of the register of its operating leasing operations, however does not expect significant impacts in relation to total property, plant and equipment and existing debt.

• Amendments to IFRS 2 - Classification and Measurement of Share-based Payment Transactions. It addresses changes in some paragraphs to better clarify the application of the standard. This change in the standard is effective for years beginning on or after January 1, 2018.

• IFRIC 23 — Uncertainty over Income Tax Treatments. Establishes aspects of recognition and measurement of the IAS 12 when there are uncertainties about the treatment of income tax related to tax assets or liabilities and current or deferred taxes, based on taxable income, tax losses, taxable bases, unused tax losses, unused tax credits and tax rates. This interpretation is effective for fiscal years beginning on or after January 1, 2019. The Company is evaluating the impacts on its Financial Statements

NOTE 3 — CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.1 - Subsidiaries

The Company did not have material changes of interest in subsidiaries for the period ended on September 30, 2017, when compared to those existing on December 31, 2016, except for the operation described in note 3.4.

3.2 - Joint Ventures

The Company did not have material changes of interest in joint ventures for the period ended on September 30, 2017, when compared to those existing on December 31, 2016, except by the operation to create the joint ventures: (i) Gerdau Summit Aços Fundidos e Forjados S.A., as described bellow and (ii) Diaco S.A. in Colombia, as described in note 3.4.

On January 5, 2017, the Gerdau S.A. subscribed capital stock in Gerdau Summit Aços Fundidos e Forjados S.A. through the contribution of some of its assests and liabilities, which were valued by specialized independent evaluation firm. On January 31, 2017, the Extraordinary General Meeting of Gerdau Summit Aços Fundidos e Forjados S.A. was held, where Sumitomo Corporation and The Japan Steel Works, Ltd. subscribed capital stock in this company, and a joint control agreement was signed among the partners. Accordingly, Gerdau Summit Aços Fundidos e Forjados S.A. will have accounting treatment of a joint venture in the Financial Statements of Gerdau S.A., with a 58.73% interest and will not have a significant impact on the Company’s total Assets.

3.3 — Associate companies

The Company did not have material changes in interest in associate companies for the period ended on September 30, 2017, when compared to those existing on December 31, 2016.

3.4 — Results in operations with subsidiaries

On June 30, 2017, the Company concluded the operation to create a joint venture, based on the sale of 50% interest in Diaco S.A., in Colombia, to Putney Capital Management, which is already partner in its operation in the Dominican Republic. The new company’s assets are Gerdau’s long-steel industrial units in Colombia, with an annual installed steel capacity of 674 thousand tons. The transaction attributed an economic value to the joint venture of US$ 165 million (equivalent to R$ 546 million on June 30, 2017). As a result of the transaction, the Company received US$ 44.7 million in cash (equivalent to R$ 145.1 million) and recognized an expense of R$ 72.5 million in the line item Results in operations with subsidiaries of its Consolidated Statements of Income, mainly due to the fair value adjustment of the remaining interest in accordance with IFRS.

The transaction is aligned with the process to optimize Company’s assets with focus on profitability and deleveraging and allowed the Company to reduce its indebtedness and working capital levels in the amounts of R$ 226 million and R$ 175 million, respectively.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 4 — CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Cash and cash equivalents

	September 30, 2017	December 31, 2016
Cash	16,268	9,412
Banks and immediately available investments	3,246,726	5,053,971
Cash and cash equivalents	3,262,994	5,063,383

Short term investments

	September 30, 2017	December 31, 2016
Held for trading	1,803,822	1,024,411
Short-term investments	1,803,822	1,024,411

Held for Trading

Held for trading securities include Bank Deposit Certificates and marketable securities investments, which are stated at their fair value. Income generated by these investments is recorded as financial income.

NOTE 5 — ACCOUNTS RECEIVABLE

	September 30, 2017	December 31, 2016
Trade accounts receivable - in Brazil	1,344,771	1,251,739
Trade accounts receivable - exports from Brazil	271,916	265,252
Trade accounts receivable - foreign subsidiaries	2,773,898	2,259,014
(-) Allowance for doubtful accounts	(156,799)	(199,306)
	4,233,786	3,576,699

NOTE 6 - INVENTORIES

	September 30, 2017	December 31, 2016
Finished products	3,322,938	2,987,785
Work in progress	1,323,073	1,201,327
Raw materials	1,522,508	1,487,971
Storeroom supplies	321,522	430,731
Imports in transit	333,792	253,729
(-) Allowance for adjustments to net realizable value	(12,002)	(28,813)
	6,811,831	6,332,730

The allowance for adjustment to net realizable value of inventories, on which the provision and reversal of provision are registered with impact on cost of sales, is as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Balance as of January 01, 2016	(101,121)
Provision for adjustments to net realizable value	(62,899)
Reversal of adjustments to net realizable value	94,391
Exchange rate variation	10,711
Effect of selling of subsidiary	30,105
Balance as of December 31, 2016	(28,813)
Provision for adjustments to net realizable value	(23,026)
Reversal of adjustments to net realizable value	39,436
Exchange rate variation	401
Balance as of September 30, 2017	(12,002)

NOTE 7 — INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the periods ended on September 30, 2017 and 2016. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 25.0% and 38.5%. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

	For the three-month period ended
	September 30, 2017	September 30, 2016
Income before income taxes	326,324	96,291
Statutory tax rates	34%	34%

Income and social contribution taxes at statutory rates	(110,951)	(32,739)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	(61,854)	33,657
- Equity in earnings of unconsolidated companies	(9,919)	(771)
- Interest on equity *	28	(201)
- Tax credits and incentives	(9,279)	4,013
- Other permanent differences, net	10,504	(5,097)
Income and social contribution taxes	(181,471)	(1,138)
Current	(51,632)	(41,053)
Deferred	(129,839)	39,915

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	For the nine-month period ended
	September 30, 2017	September 30, 2016
Income before income taxes	1,561,978	742,110
Statutory tax rates	34%	34%

Income and social contribution taxes at statutory rates	(531,073)	(252,317)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	(7,181)	(330,637)
- Equity in earnings of unconsolidated companies	(11,020)	(3,386)
- Interest on equity *	84	(201)
- Tax credits and incentives	5,783	6,639
- Tax deductible goodwill recorded in statutory books	—	36,469
- Other permanent differences, net	26,343	(10,129)
Income and social contribution taxes	(517,064)	(553,562)
Current	(197,559)	(121,507)
Deferred	(319,505)	(432,055)

(*) The Brazilian Law 9,249/95 provides that a company may, at its sole discretion, consider dividends distributions to shareholders to be considered as interest on equity — subject to specific limitations - which has the effect of a taxable deduction in the determination of income tax and social contribution. The limitation considers the greater of (i) shareholders’ equity multiplied by the TJLP (Long Term Interest Rate) rate or (ii) 50% of the net income in the fiscal year.  This expense is not recognized for financial reporting purposes and thus it does not impact accounting profit.

b) Tax Assets not booked:

Due to the lack of expectation of usage, the Company has not recorded a portion of tax assets arising from its operations in Brazil of R$ 314,807 (R$ 317,889 as of December 31, 2016), and negative basis of social contribution in subsidiaries, which do not have an expiration date. The subsidiaries abroad had R$ 345,353 (R$ 349,072 as of December 31, 2016) of tax credits on capital losses for which deferred tax assets have not been booked and which expire between 2029 and 2035 and also several tax losses of state credits in the amount of R$ 966,883 (R$ 857,215 as of December 31, 2016), which expire at various dates between 2017 and 2037.

NOTE 8 — INVESTMENTS

	Joint Ventures					Associate companies
	Joint Ventures North America	Gerdau Corsa S.A.P.I. de C.V.	Gerdau Metaldom Corp.	Gerdau Summit Aços Fundidos e Forjados S.A. (note 3.2)	Diaco S.A. (note 3.4)	Dona Francisca Energética S.A.	Corsa Controladora S.A. de C.V.	Corporación Centro Americana del Acero, S.A.	Others	Total
Balance as of January 01, 2016	60,733	88,785	575,845	—	—	89,595	359,568	216,272	2,084	1,392,882
Equity in earnings	13,533	(96,306)	16,362	—	—	17,780	12,155	23,705	—	(12,771)
Cumulative Translation Adjustment	(9,492)	(11,748)	(88,051)	—	—	—	(105,420)	(36,134)	(350)	(251,195)
Effect of selling of subsidiary	—	—	—	—	—	—	—	(203,843)	(1,734)	(205,577)
Dividends/Interest on equity	(8,282)	—	(99,634)	—	—	(16,579)	—	—	—	(124,495)
Balance as of December 31, 2016	56,492	(19,269)	404,522	—	—	90,796	266,303	—	—	798,844
Equity in earnings	4,992	(86,493)	27,183	9,257	(2,834)	14,544	940	—	—	(32,411)
Cumulative Translation Adjustment	1,954	(31,999)	(23,757)	—	(5,807)	—	28,357	—	—	(31,252)
Capital increase	—	178,670	—	184,187	—	—	—	—	—	362,857
Creation of jointly controlled entity	—	—	—	—	145,084	—	—	—	—	145,084
Dividends/Interest on equity	(10,447)	—	—	—	—	(20,375)	—	—	—	(30,822)
Balance as of September 30, 2017	52,991	40,909	407,948	193,444	136,443	84,965	295,600	—	—	1,212,300

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment — during the three-month period ended on September 30, 2017, acquisitions amounted to R$ 170,204 (R$ 285,921 as of September 30, 2016), and disposals amounted to R$ 385 (R$ 24,344 as of September 30, 2016). During the nine-month period ended on September 30, 2017, acquisitions amounted to R$ 602,054 (R$ 1,097,417 as of September 30, 2016), and disposals amounted to R$ 268,262 (R$ 25,248 as of September 30, 2016). Regarding the joint venture creation described in note 3.4, the Company has no longer consolidated amounts, regarding its former subsidiary in Colombia, in the total amount of R$ 424,989.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

b) Capitalized borrowing costs — borrowing costs capitalized during the three-month period ended on September 30, 2017 amounted to R$ 10,448 (R$ 37,621 as of September 30, 2016). Borrowing costs capitalized during the nine-month period ended on September 30, 2017 amounted to R$ 38,315 (R$ 164,155 as of September 30, 2016).

c) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 607,475 as of September 30, 2017 (R$ 632,376 as of December 31, 2016).

NOTE 10 — GOODWILL

The changes in goodwill are as follows:

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2016	18,099,186	(2,974,756)	15,124,430
(+/-) Foreign exchange effect	(2,645,368)	63,516	(2,581,852)
(-) Impairment (note 23)	—	(2,678,582)	(2,678,582)
(-) Effect of selling of subsidiary	(393,980)	—	(393,980)
Balance as of December 31, 2016	15,059,838	(5,589,822)	9,470,016
(+/-) Foreign exchange effect	(324,951)	58,441	(266,510)
Balance as of September 30, 2017	14,734,887	(5,531,381)	9,203,506

The amounts of goodwill by segment are as follows:

	September 30, 2017	December 31, 2016
Brazil	380,644	380,644
Special Steels	2,419,165	2,508,056
North America	6,403,697	6,581,316
	9,203,506	9,470,016

NOTE 11 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual interest rate (*)	September 30, 2017	December 31, 2016

Working capital	8.76%	2,708,340	3,468,490
Financing of property, plant and equipment and others	8.19%	2,180,842	2,855,860
Ten/Thirty Years Bonds	6.24%	13,721,745	14,093,460
Total financing		18,610,927	20,417,810
Current		4,480,543	4,458,220
Non-current		14,130,384	15,959,590

Principal amount of the financing		18,267,567	20,049,854
Interest amount of the financing		343,360	367,956
Total financing		18,610,927	20,417,810

(*) Weighted average effective interest costs on September 30, 2017.

Loans and financing denominated in Brazilian Reais are indexed at fixed rates or to the following indicators: the TJLP (long-term interest rate), CDI (Interbank Deposit Certificate), the IGP-M (general market price index, a Brazilian inflation rate measured by Fundação Getúlio Vargas) and IPCA (Extended National Consumer Price Index).

Summary of loans and financing by currency:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	September 30, 2017	December 31, 2016
Brazilian Real (R$)	2,712,259	3,228,759
U.S. Dollar (US$)	15,397,527	16,487,116
Other currencies	501,141	701,935
	18,610,927	20,417,810

The amortization schedules of long-term loans and financing are as follows:

	September 30, 2017	December 31, 2016
2018(*)	220,031	1,679,416
2019	858,190	875,319
2020	3,194,590	3,261,435
2021	3,407,959	3,500,937
2022	143,934	150,916
2023 on	6,305,680	6,491,567
	14,130,384	15,959,590

(*) For the period as of September 30, 2017, the amounts represents payments from October 01, 2018 to December 31, 2018.

a) Monitoring indexes

Only operations with BNDES include the Company’s contract established debt ratios. In the event of a possible breach of the indicator at the annual measurement, the Company enters into a curing period and a subsequent warranties renegotiation, not characterizing the possibility of a default event.

b) Guarantees

All loans contracted under the FINAME/BNDES program, totaling R$ 115.7 million on September 30, 2017, are guaranteed by the assets (property, plant and equipment) being financed.

c) Credit Lines

In June 2009, the subsidiaries of the Company, Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and the former subsidiary Aços Villares S.A., obtained a pre-approved credit line with BNDES in the total amount of R$ 1.5 billion to be used for the revamp and modernization of several areas, an increase in the production capacity of certain product lines, investment in logistics and energy generation, and also environmental and sustainability projects. The funds are made available at the time each subsidiary starts its specific investment and presents to BNDES the evidence of the investment made. The interest rate for this credit line is determined at the time of each disbursement, and is composed by indexes linked to of TJLP + 2.16% p.a. As of September 30, 2017, the outstanding balance of this credit facility was R$ 450.5 million.

In November 2015, the Company concluded the renewal and increase of the volume of the Senior Unsecured Global Working Capital Credit Agreement, which is a US$ 1 billion revolving credit line with the purpose of providing liquidity to its subsidiaries. The line is divided into two tranches, US$ 250 million destined for Gerdau’s North American subsidiaries borrowing needs and US$ 750 million for Gerdau’s Latin American subsidiaries’ borrowing needs. The total term of the transaction is 3 years and the following companies guarantee this agreement: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A. As of September 30, 2017, the outstanding balance of this credit line was US$ 4 million (R$ 12.7 million as of September 30, 2017).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 12 — DEBENTURES

		Quantity as of September 30, 2017
Issuance	General Meeting	Issued	Held in treasury	Maturity	September 30, 2017	December 31, 2016
3rd- A and B	May 27,1982	144,000	139,246	06/01/2021	28,994	44,292
7th	July 14, 1982	68,400	68,192	07/01/2022	1,667	35,942
8th	November 11, 1982	179,964	176,304	05/02/2023	19,160	57,191
9th	June 10, 1983	125,640	124,845	09/01/2024	6,369	10,731
11th - A and B	June 29, 1990	150,000	149,103	06/01/2020	6,814	17,267
14th	August, 26, 2014	20,000	10,554	08/30/2024	—
Total Consolidated					63,004	165,423

Non-current					63,004	165,423

Maturities of long-term amounts are as follows:

	September 30, 2017	December 31, 2016
2020	6,814	17,267
2021	28,994	44,292
2022	1,667	35,942
2023 on	25,529	67,922
	63,004	165,423

The debentures are denominated in Brazilian Reais, are nonconvertible, and pay variable interest as a percentage of the CDI — Interbank Deposit Certificate. The average notional interest rate was 11.53% and 14.00% for the nine-month period ended on September 30, 2017 and year ended on December 31, 2016, respectively.

The Company has guarantees provided by the parent entity for debentures of the 7ª, 8ª, 9ª and 11ª issuances.

NOTE 13 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and presented as cash and cash equivalents, short-term investments, trade accounts receivable, trade accounts payable, Loans and financing, debentures, related-party transactions, unrealized gains on financial instruments, unrealized losses on financial instruments, judicial deposits, other current assets, other non-current assets, FIDC Obligation, other current liabilities and other non-current liabilities.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting. These operations are non-speculative in nature and are intended to protect the company against exchange rate fluctuations on foreign currency loans and against interest rate fluctuations.

b) Fair value — the fair value of the aforementioned financial instruments is as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	September 30, 2017		December 31, 2016
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Cash and cash equivalents	3,262,994	3,262,994	5,063,383	5,063,383
Short-term investments	1,803,822	1,803,822	1,024,411	1,024,411
Trade accounts receivable	4,233,786	4,233,786	3,576,699	3,576,699
Related parties	51,462	51,462	57,541	57,541
Unrealized gains on derivatives	758	758	12,951	12,951
Judicial Deposits	2,024,315	2,024,315	1,861,784	1,861,784
Other current assets	536,097	536,097	668,895	668,895
Other non-current assets	536,230	536,230	447,260	447,260
Liabilities
Trade accounts payable	3,211,864	3,211,864	2,743,818	2,743,818
Loans and Financing	18,610,927	19,368,250	20,417,810	20,716,266
Debentures	63,004	63,004	165,423	165,423
Related parties	41	41	—
Unrealized losses on derivatives	2,523	2,523	6,584	6,584
Obligations with FIDC	1,107,741	1,107,741	1,007,259	1,007,259
Other current liabilities	601,101	601,101	514,599	514,599
Other non-current liabilities	590,160	590,160	401,582	401,582

The fair values of Loans and Financing are based on market premises, which may take into consideration discounted cash flows using equivalent market rates and credit rating. All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process.  Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets.

Interest rate risk: this risk arises from the effects of the fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like Libor and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets and liabilities in foreign currencies or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company believes that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may employ derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales to customers or investments made with financial institutions.  In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in details the financial position of their customers, establishing a credit limit and constantly monitoring their balances.  Regarding cash investments, the Company invests solely in financial institutions with low credit risk, as assessed

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The KPIs (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Net Debt/ EBITDA, Net Financial Expenses Coverage Ratio (Ebitda/Net Financial expenses), and Indebtedness/Equity Ratio. The Net Debt is composed of the outstanding principal of the debt, less cash, cash equivalents and short-term investments (notes 4, 11 and 12). The total capitalization is formed by Total Debt (composed by the outstanding principal of the debt) and Equity (note 17). The Company may change its capital structure, as economic and financial conditions to optimize its financial leverage and its debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) by implementing a working capital management and an efficient program of capital expenditures. In the long-term, the Company seeks to remain between the parameters below, admitting specific short-term variations:

WACC	between 10% to 13% a year
Net debt/EBITDA	less or equal to 2.5 times
Net Financial Expenses Coverage Ratio	greater or equal to 5.5 times
Debt/Equity Ratio	less than or equal to 60%

These key indicators are used to monitor objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans, financing, and debentures are presented in Notes 11 and 12, respectively.

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income

Assumptions	Percentage of change	September 30, 2017	September 30, 2016
Foreign currency sensitivity analysis	5%	180,019	260,288
Interest rate changes sensitivity analysis	10bps	53,612	68,779
Sensitivity analysis of changes in prices of products sold	1%	271,007	290,320
Sensitivity analysis of changes in raw material and commodity prices	1%	171,609	174,756
Interest rate and Foreign currency Swaps	10bps/5%	6,022	9,993
Sensitivity analysis of NDF’s (Non Deliverable Forwards)	5%	3,035	18,197

Foreign currency sensitivity analysis:  As of September 30, 2017, the Company is mainly exposed to variations between the Brazilian real and US Dollar. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the US Dollar on debts that are not hedged. The impact calculated considering such variation in the foreign exchange rate totals R$ 180,019 and R$ 94,406 after the effects of changes in the net investment hedge described in note 13.f, as of September 30, 2017 (R$ 260,288 and R$ 190,633 as of September 30, 2016, respectively) and represents income if appreciation of the Brazilian real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian real against the US Dollar, however due to the investment hedge these effects would be mitigated when considered the income tax and exchange rate variance accounts.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any relevant risk in the case of any fluctuation of exchange rates.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 53,612 as of September 30, 2017 (R$ 68,779 as of

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

September 30, 2016) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 11 and 12, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the net income and costs of the nine-month period ended on September 30, 2017, totals R$ 271,007 (R$ 290,320 as of September 30, 2016) and the variation in the price of raw materials and other inputs totals R$ 171,609 as of September 30, 2017 (R$ 174,756 as of September 30, 2016). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of interest rate and foreign currency swaps: the Company has exposure to interest rate swaps for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 10 bps in the interest curve and of 5% in the interest rate, and its impacts in the swaps mark to market. These variations represent an income or expense of R$ 6,022 (R$ 9,993 as of September 30, 2016). These effects would be registered in the statement of comprehensive income. The interest rate swaps to which the Company is exposed to are presented in note 13.e.

Sensitivity analysis of forward contracts in US Dollar: the Company has exposure in forward contracts in US Dollar to some of its assets and liabilities. The sensitivity analysis calculated by the Company considers an effect of a 5% US Dollar depreciation or appreciation against the Brazilian Real and Chilean Pesos and corresponds to the effects on the mark to market of such transactions. An increase of 5% on the US Dollar against the Brazilian Real and Chilean Pesos represents a gain of R$ 3,055 as of September 30, 2017 (R$ 18,197 as of September 30, 2016, considering that in this amount there were Dollar/Brazilian Real, Dollar/Colombian Pesos and Dollar/Indian Rupees forward contracts), and a decrease of 5% on the US Dollar against these currencies represents a loss in the same amount presented above. The Dollar/Brazilian Real and Dollar/Chilean Pesos forward contracts were entered into to hedge assets and liabilities in US Dollar, respectively. These effects in the mark to market would be recognized in the Consolidated Statement of Income. The forward contracts in US Dollar, in which the Company is exposed, are presented in note 13.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

September 30, 2017 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in other comprehensive income	Total
Cash and cash equivalents	3,262,994	—	—	3,262,994
Short-term investments	—	1,803,822	—	1,803,822
Unrealized gains on financial instruments	—	—	758	758
Trade accounts receivable	4,233,786	—	—	4,233,786
Related parties	51,462	—	—	51,462
Judicial Deposits	2,024,315	—	—	2,024,315
Other current assets	536,097	—	—	536,097
Other non-current assets	460,582	75,648	—	536,230
Total	10,569,236	1,879,470	758	12,449,464
Financial result for the three-month period ended on September 30, 2017	(24,675)	23,273	—	(1,402)
Financial result for the nine-month period ended on September 30, 2017	99,495	75,024	—	174,519

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Liabilities	Liabilities at fair value with gains and losses recognized in income	Liabilities at fair value with gains and losses recognized in shareholder’s equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	3,211,864	3,211,864
Loans and Financing	—	—	18,610,927	18,610,927
Debentures	—	—	63,004	63,004
Related parties	—	—	41	41
FIDC Obligation	—	—	1,107,741	1,107,741
Other current liabilities	—	—	601,101	601,101
Other non-current liabilities	—	—	590,160	590,160
Unrealized losses on financial instruments	2,523	—	—	2,523
Total	2,523	—	24,184,838	24,187,361
Financial result for the three-month period ended on September 30, 2017	(11)		(252,663)	(252,674)
Financial result for the nine-month period ended on September 30, 2017	(11,156)	—	(868,680)	(879,836)

December 31, 2016 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in other comprehensive income	Total
Cash and cash equivalents	5,063,383	—	—	5,063,383
Short-term investments	—	1,024,411	—	1,024,411
Unrealized gains on financial instruments	—	—	12,951	12,951
Trade accounts receivable	3,576,699	—	—	3,576,699
Related parties	57,541	—	—	57,541
Judicial Deposits	1,861,784	—	—	1,861,784
Other current assets	668,895	—	—	668,895
Other non-current assets	380,211	67,049	—	447,260
Total	11,608,513	1,091,460	12,951	12,712,924
Financial result for the three-month period ended on September 30, 2016	43,658	40,915	—	84,573
Financial result for the nine-month period ended on September 30, 2016	(28,985)	249,671	—	220,686

Liabilities	Liabilities at market value with gains and losses recognized in income	Liabilities at fair value with gains and losses recognized in shareholder’s equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	2,743,818	2,743,818
Loans and Financing	—	—	20,417,810	20,417,810
Debentures	—	—	165,423	165,423
Related parties	—	—	—	—
FIDC Obligation	—	—	1,007,259	1,007,259
Other current liabilities	—	—	514,599	514,599
Other non-current liabilities	—	—	401,582	401,582
Unrealized losses on financial instruments	6,584	—	—	6,584
Total	6,584	—	25,250,491	25,257,075
Financial result for the three-month period ended on September 30, 2016	(8,137)	—	(573,512)	(581,649)
Financial result for the nine-month period ended on September 30, 2016	(53,604)		(648,252)	(701,856)

As of September 30, 2017, the Company has derivative financial instruments such as currency swaps and forward contracts in US Dollar. Part of these instruments are classified as cash flow hedges and their effectiveness can be measured, having their unrealized losses and /or gains recognized in Other Comprehensive Income. The other derivative financial instruments have their realized and unrealized losses and/or gains presented in the account “Gains and losses on financial instruments, net” in the Consolidated Statement of Income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines. The monitoring of the effects of these transactions is performed monthly by the Cash Management and Debt Committee, which validates the mark to market of these transactions. All derivative financial instruments are recognized at fair value in the Consolidated Financial Statements of the Company.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates, commodities prices and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such risks on the fair value of its assets and liabilities or in future cash flows and results. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage the market risks mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

Policy for determining fair value: the fair value of derivative financial instruments is determined using models and other valuation techniques, including future prices and market curves.

The derivative transactions may include: interest rate swaps, (both in the Libor dollar, as in other currencies), currency swaps and currency forward contracts.

Forward Contracts in US Dollar

The Company has entered into NDFs (Non Deliverable Forward) in order to mitigate the exchange variance risk on liabilities denominated in foreign currencies, mainly US dollar. The counterparties of these transactions are financial institutions with a low credit risk.

Swap Contracts

The Company entered into cross currency swap, designated as a cash flow hedge, contract whereby it receives a variable interest rate based on LIBOR in US dollars and pays a fixed interest rate based in the local currency. The counterparties to these transactions are financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

			Notional value				Amount receivable		Amount payable
Contracts		Position	September 30, 2017		December 31, 2016		September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
Forward
Maturity at 2017		long in US$	US$	6.5 million	US$	84.8 million	466	734	—	(6,584)
Maturity at 2017		short in US$	US$	10.0 million	US$	15.0 million	34	1,823	—	—
Maturity at 2018		long in US$	US$	3.8 million	—		258	—	—	—

Cross currency swap
Maturity in 2017	receivable under the swap	Libor 6M + 2.25%	—		US$	25.0 million	—	5,684	—	—
	payable under the swap	INR 11.02%

Maturity in 2018	receivable under the swap	Libor 6M +2%	US$	40.0 million	US$	40.0 million	—	4,710	(2,523)	—
	payable under the swap	INR 10.17%

Total fair value of financial instruments							758	12,951	(2,523)	(6,584)

Prospective and retrospective tests demonstrated the effectiveness of the instruments qualified as cash flow hedge.

	September 30, 2017	December 31, 2016
Unrealized gains on financial instruments
Current assets	758	2,557
Non-current assets	—	10,394
	758	12,951
Unrealized losses on financial instruments
Current liabilities	—	(6,584)
Non-current liabilities	(2,523)	—
	(2,523)	(6,584)

	September 30, 2017	September 30, 2016
Net Income
Gains on financial instruments	9,881	25,360
Losses on financial instruments	(17,710)	(70,681)
	(7,829)	(45,321)
Other comprehensive income
Losses on financial instruments	(12,868)	(1,941)
	(12,868)	(1,941)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten/Thirty Years Bonds. As a consequence, the effect of exchange rate changes on these debts has been recognized in the Statement of Comprehensive Income.

The exchange variation generated on the operations of Ten/Thirty Years Bonds in the amount of US$ 2.5 billion (designated as hedges) is recognized in Other Comprehensive Income, while the exchange rate on the portion of US$ 0.8 billion (not designated as hedges) is recognized in income. Additionally, the Company opted to designate as hedge of the net investment in foreign operations its financing operations held by the subsidiary Gerdau Açominas SA, in the amount of US$ 0.1 billion, which were made in order to provide part of the funds to purchase these investments abroad.

The Company has proven the effectiveness of the hedge from its designation dates and demonstrated high effectiveness of the hedge as from the debt hiring for acquisition of these companies abroad, whose effects were measured and recognized directly in Other Comprehensive Income as an unrealized gain, net of taxes, in the amount of R$ 351,945 and R$ 210,716 for the three-month and nine-month periods ended on September 30, 2017 (loss of R$ 91,614 and gain of R$ 1,708,447 for the three and nine month period ended on September 30, 2016).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

g) Measurement of fair value:

IFRS defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The standard also establishes a three level hierarchy for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. IFRS describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 available, where (unadjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 - Inputs for the asset or liability that are not based on observable market data, because market activity is insignificant or does not exist.

As of September 30, 2017, the Company had some assets that the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of September 30, 2017 and December 31, 2016, are as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	Fair Value Measurements at Reporting Date Using
			Quoted Prices Active Markets for Identical Assets (Level 1)		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)
	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016

Current assets
Cash and cash equivalents	3,262,994	5,063,383	—	—	3,262,994	5,063,383
Short-term investments - Held for Trading	1,803,822	1,024,411	254,990	458,639	1,548,832	565,772
Trade accounts receivable	4,233,786	3,576,699	—	—	4,233,786	3,576,699
Unrealized gains on financial instruments	758	2,557	—	—	758	2,557
Other current assets	536,097	668,895	—	—	536,097	668,895

Non-current assets
Related parties	51,462	57,541	—	—	51,462	57,541
Unrealized gains on financial instruments	—	10,394	—	—	—	10,394
Judicial deposits	2,024,315	1,861,784	—	—	2,024,315	1,861,784
Other non-current assets	536,230	447,260	—	—	536,230	447,260
	12,449,464	12,712,924	254,990	458,639	12,194,474	12,254,285

Current liabilities
Trade accounts payable	3,211,864	2,743,818	—	—	3,211,864	2,743,818
Short-term debt	4,480,543	4,458,220	—	—	4,480,543	4,458,220
Unrealized losses on financial instruments	—	6,584	—	—	—	6,584
Other current liabilities	601,101	514,599	—	—	601,101	514,599

Non-current liabilities
Long-term debt	14,130,384	15,959,590	—	—	14,130,384	15,959,590
Debentures	63,004	165,423	—	—	63,004	165,423
Related parties	41				41	—
Unrealized losses on financial instruments	2,523				2,523	—
FIDC Obligation	1,107,741	1,007,259	—	—	1,107,741	1,007,259
Other non-current liabilities	590,160	401,582	—	—	590,160	401,582
	24,187,361	25,257,075	—	—	24,187,361	25,257,075

h) Changes in liabilities arising from financing activities:

The Company demonstrates below the changes in the liabilities of Cash Flow from financing activities, of the Statement of Cash Flows:

		Cash effects		Non-cash effects
	December 31, 2016	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	September 30, 2017
Related Parties, net	(57,541)	6,120	—	—	—	(51,421)
Loans and Financing, Debentures and Unrealized Gains and Losses on financial instruments	20,576,866	(1,171,992)	(1,042,937)	1,033,700	(719,941)	18,675,696

		Cash effects		Non-cash effects
	December 31, 2015	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	September 30, 2016
Related Parties, net	(53,506)	(6,774)	—	2,500	1	(57,779)
Loans and Financing, Debentures and Unrealized Gains and Losses on financial instruments	26,417,256	(1,677,691)	(855,972)	1,152,538	(3,936,651)	21,099,480

NOTE 14 — PROVISIONS FOR TAX, CIVIL AND LABOR CLAIMS

The Company and its subsidiaries are party in judicial and administrative proceedings involving labor, civil and tax matters. Based on the opinion of its legal counsel, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position and operational results of the Company and its subsidiaries.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

For claims whose expected loss is considered more likely than not, the provisions have been recorded considering the judgment of the Company’s legal advisors and of Management and the provisions are considered sufficient to cover more likely than not expected losses. The balances of the provisions are as follows:

I) Provisions

	September 30, 2017	December 31, 2016
a) Tax provisions	235,724	1,829,771
b) Labor provisions	529,899	358,901
c) Civil provisions	42,005	50,554
	807,628	2,239,226

As the net result of the reversal of the accounting provision described below (tax provisions), related to the discussion of the exclusion of the ICMS (“Imposto sobre a circulação de Mercadorias e Serviços” — ICMS — State VAT) from the tax base for contributions to PIS (“Contribuição ao Programa de Integração Social”- PIS) and COFINS (“Contribuição para o Financiamento da Seguridade Social” - COFINS), and the recognition of other accounting provisions for the nine-month period ended on September 30, 2017, the Company recorded the amounts of R$ 929,711 on the item “Reversal of contingent liabilities, net” (Operating Result), and R$ 369,819, on the item “Reversal of monetary update of contingent liabilities, net” (Financial Income), in its Consolidated Statements of Income.

a) Tax Provisions

The Company and its subsidiaries are parties to lawsuits related to the exclusion of the ICMS from the tax base for contributions to PIS and COFINS, with respect to which the Company made judicial deposits and accounting provisions, which in turn were updated in accordance with the SELIC rate. The balances recorded as of December 31, 2016 refer to the unpaid amounts of PIS and COFINS since 2009, the collection of which was fully suspended, due to these judicial deposits.

On March 15, 2017, the Brazilian Federal Supreme Court (STF — Supremo Tribunal Federal) ruled on a claim related to this matter, and by 6 votes to 4, concluded: “The ICMS does not comprise the tax base for PIS and COFINS assessment purposes”. The STF decision, in principle, affects all of the judicial proceedings in progress, due to its general repercussion. However, after the publication of the decision on October 02, 2017, the Attorney of the National Treasury filed an appeal, claiming that the decision of the Supreme Court was silent on certain points, and requested a modulation of the decision effects, which may limit its effects to the taxpayers.

Pursuant to paragraph 14 of IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, a provision is recognized only when “it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation”, among other requirements. On March 31, 2017 the Company, based on (i) the conclusion of this judgment by the STF (sitting en banc) in Extraordinary Appeal No. 574,706/RG with general repercussion, which ruled that the inclusion of the ICMS in the PIS and COFINS calculation tax base was unconstitutional, and (ii) the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS), reversed the aforementioned accounting provision. The Company’s decision is supported by the position of its legal advisors who, when reassessing the likelihood of loss in the ongoing lawsuits related to the matter, concluded that the probability of loss, as to the merits of these lawsuits, became remote as of the date of the enactment of this decision.

The Company emphasizes, however, that in view of the possibility that the STF may understand that the modulation mechanism necessarily applies to its decision, and that the application of such a mechanism could limit the effects of the same, a revaluation of the risk of loss associated with the aforementioned lawsuits may be required, pursuant to paragraph 59 of IAS 37. Accordingly, depending on the terms of the modulation, as defined by the STF, such revaluation may result in the need to record new provisions in connection with this matter in the future.

The balance of judicial deposits as of September 30, 2017, in the amount of R$ 1,670,636, referring to the same discussion on the inclusion of the ICMS in the tax base of PIS and COFINS, awaits termination of the relevant lawsuits before the Brazilian courts in order to be returned to the Company.

During the period ended on September 30, 2017, the Company adhered to the installment program of the state of Minas Gerais, including amounts already provisioned regarding ICMS.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

The other tax provisions refer substantially to the discussions regarding the offset of PIS credits and the incidence of PIS and COFINS on other revenues.

b) Labor Provisions

The Company is party to individual and collective labor lawsuits, and the claims substantially refer to overtime payment, nightshift premium, time spent during transportation time, health hazard and hazardous duty premiums, labor accident damages, labor-related diseases and damages for mental anguish, among others.

c) Civil Provisions

The Company and its subsidiaries are also a party to civil lawsuits arising in the normal course of its business, which totaled as of September 30, 2017 the amount shown as provision liabilities.

II) Contingent liabilities for which provisions were not recorded

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have chance of loss considered as possible (but not likely) and due to this classification accruals have not been made in accordance with IFRS.

a) Tax contingencies

a.1) The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., have other lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 432,738.

a.2) The Company and certain of its subsidiaries in Brazil are parties to claims related to: (i) Imposto sobre Produtos Industrializados - IPI, substantially related to IPI credit on inputs, whose demands total the updated amount of R$ 239,576; (ii) PIS and COFINS, substantially related to non-approval of compensation of credits on inputs totaling R$ 311,201, (iii) social security contributions in the total of R$ 73,450 and (iv) other taxes , whose updated total amount is currently R$ 363,839.

a.3) Subsidiary Gerdau Aços Longos S.A. is a party to an administrative proceeding relating to Withholding Income Tax, in the amount of R$ 121,049, assessed on the remittance abroad of interest charged on export financings under Export Prepayment or Export Advance Agreements. The Company submitted an administrative claim challenging the tax assessment on January 13, 2017, which was rejected by the Brazilian Federal Revenue Judgment Office (Delegacia de Julgamento da Receita Federal do Brasil), on June 5, 2017, reason for which the Company submitted a voluntary appeal, on July 4, 2017, which currently is pending on  the Brazilian Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais — “CARF”, administrative body of the Ministry of Finance of Brazil).

a.4) Subsidiaries Gerdau Internacional Empreendimentos Ltda. and Gerdau Aços Especiais S.A., are parties to administrative and judicial proceedings relating to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax, in the current amount of R$ 1,474,599. Said proceedings relate to profits generated abroad, of which (i) R$ 1,304,675 correspond to two proceedings involving Gerdau Internacional Empreendimentos Ltda., of which (i.a.) R$ 942,332 relate to a proceeding that is no longer subject to appeal in CARF and was referred for judicial collection, which collection is being challenged in the competent judicial lower court; and (i.b) R$ 362,843 relate to a voluntary appeal which was partially granted in the lower tribunal of the Brazilian Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais — “CARF”, administrative body of the Ministry of Finance of Brazil), and was subject to special appeal which was partially granted in CARF’s superior tribunal with the publication of the judgment on May 25, 2017, and is currently awaiting due diligence by the Internal Revenue Service, as determined by the CARF decision, and new appeals may be filed after the conclusion of such procedure; and (ii) R$ 169,924 correspond to a proceeding involving Gerdau Aços Especiais S.A., whose voluntary appeal in CARF’s lower tribunal was dismissed, for which a special appeal was filed, and currently awaits judgment in CARF’s superior tribunal.

a.5) Subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A., are parties to administrative proceedings relating to the disallowance of the deductibility of goodwill generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Corporate Income tax - IRPJ and Social Contribution on Net Income - CSLL. The total updated amount of the

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

proceedings is R$ 5,929,822, of which (i) R$ 4,683,070 correspond to four proceedings involving subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A., for which administrative discussions already ended and are currently in the administrative collection stage; and the Companies obtained injunctive relief to permit it to offer a judicial guarantee using a liability insurance policy, for judicial discussions on Embargoes to Execution by the subsidiary Gerdau Aços Longos S.A. were initiated, in their respective proceedings, which total the amount of R$ 3,163,752; (ii) R$ 834,701 correspond to two proceedings involving Gerdau Aços Longos S.A., whose voluntary appeal is currently pending in CARF’s lower tribunal; (iii) R$ 290,417 correspond to a proceeding involving the subsidiary Gerdau Aços Longos S.A., whose voluntary appeal was dismissed in CARF’s lower tribunal, on August 17, 2017 and, currently, is waiting formalization of the judgment and its summons to the opposition of the appropriate appeal; and (iv) R$ 121,634 correspond to one proceeding involving the subsidiary Gerdau Aços Especiais S.A., whose voluntary appeal was dismissed in CARF’s lower tribunal, on September 20, 2017 and, currently, is waiting formalization of the judgment and its summons to the opposition of the appropriate appeal

Some of the decisions obtained at the CARF related to those proceedings along with other matters involving the Company included in the scope of the so-called Operation Zelotes (“Operation”) are being investigated by Brazilian federal authorities including the Judiciary Branch, with the purpose of verifying the occurrence or not of alleged illegal acts.

Considering the involvement of Gerdau’s name in press reports concerning the Operation, the Board of Directors decided to engage outside counsel, which would report to a Special Committee of the Board, to conduct an investigation to determine, among other things: (i) whether, in light of current knowledge, proper protocol was followed in the relationship of the Company with governmental authorities, including CARF, and in the hiring of firms representing the Company in cases before CARF; (ii) whether such firms have remained within the scope of their work/hiring; (iii) whether the engagement terms for such firms included clauses intended to prevent activity that violates ethical codes or laws currently in force; (iv) whether the engagement terms for such firms included the establishment of sanctions for any violations (whether contractual breaches or otherwise); and (v) if there is any evidence of fraud, deceit, bad faith, or any expression of an intent to commit an illegal act on the part of directors and/or officers of the Company in the relationship of the Company with governmental authorities, including CARF, in the negotiation, signing or carrying out of the aforementioned contracts (“Internal Investigation”).

The Internal Investigation is ongoing, and the Company is cooperating with the Federal Police an as of the date of the approval of these interim financial statements, the Company believes it is not possible to predict either the duration or the outcome of the Operation by the Federal Police or of the Internal Investigation. Additionally, the Company believes that currently there is not enough information to determine whether a provision for losses is required or disclose any contingency.

The Company’s legal advisors confirm that the procedures adopted by the Company with respect to the tax treatment of profits abroad and the deductibility of goodwill were strictly legal, and, therefore, the likelihood of loss with respect to said proceedings is possible (but not likely).

b) Civil contingencies

b.1) A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment, which resulted in a fine to the Company and other long steel producers, on September 23, 2005, an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes (fine of R$ 245,070, updated by the judicial accounting on August 01, 2013 to R$ 417,820)

Two lawsuits challenge the investigation conducted by the Competition Defense System and its merits judgment, whose grounds are procedural irregularities, especially the production of evidence, based on an economic study, to prove the lack of a cartel. The Court, upon offer of bank guarantee letter, granted the suspension of the effects of CADE’s decision. Sentences were handed down for the dismissal of the actions and both are found in appeal phase.

The Company denies having been engaged in any type of anti-competitive conduct and believes based on information available, including the opinion of its legal counsel, that it is possible that the decision will be reverted.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 229,073. For these demands was not performed accounting accrual, since were considered as possible losses, based on the opinion of its legal advisors.

b.3) On May 26, 2016, a securities class action complaint was filed in the United States District Court for the Southern District of New York against Gerdau and certain executives and former executives of the Company by purchasers of American Depositary Receipts (ADRs) of the Company that trade on the New York Stock Exchange. On August 9, 2016, the court appointed the Policemen’s Annuity and Benefit Fund of Chicago as lead plaintiff. On October 31, 2016, lead plaintiff filed an amended complaint under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 on behalf of a purported class of purchasers of Gerdau ADRs between April 23, 2012 and May 16, 2016. Among other things, the amended complaint alleged that the Company and certain executives had engaged in a bribery scheme involving members of the Brazilian Board of Tax Appeals (CARF), which had purportedly resulted in the nonpayment of approximately US$ 429 million in taxes and resulted in defendants’ statements in Gerdau’s securities filings about Gerdau’s business, operations, and prospects being false and misleading and/or lacking a reasonable basis. The amended complaint did not specify an amount of alleged damages, and it also included claims pertaining to the transaction relating to the acquisition of equity interests described in note (c) below. On January 17, 2017, the Company filed a motion to dismiss, but before its review by the Court, the parties asked for a stay of the proceedings, so that they could engage in a mediation process. As a result of the mediation process. On July 5, 2017 lead plaintiff and the defendants reached a settlement, in the amount of US$ 15 million, which was approved by the Court on October 20, 2017. As a result, the action was dismissed, with prejudice, as against lead plaintiff and the class of purchasers of Gerdau ADRs. The amount of the settlement was substantially covered by insurance. The settlement does not acknowledge any liability by the defendants and, in the opinion of the Company and its legal advisors, was the best alternative to eliminate the uncertainties, burdens and costs to be incurred if the dispute were to continue.

c) Administrative proceeding — Brazilian Securities Comission (CVM)

On July 14, 2015, the Company acquired non-controlling interests in the following companies: Gerdau Aços Longos S.A. (4.77%), Gerdau Açominas S.A. (3.50%), Gerdau Aços Especiais S.A. (2.39%) and Gerdau América Latina Participações S.A. (4.90%), having as counterparty Itaú Unibanco S.A. and ArcelorMittal Netherlands BV. This transaction was approved by the Board of Directors of Gerdau S.A. by unanimous vote of the directors on July 13, 2015, based on the market opportunity and the analysis that the prices were appropriate considering: economic evaluations conducted by independent report, the financial instruments used, the payment terms, capturing value through a more concentrated cash flow and long-term vision for the Company. The Company, in compliance with CVM requests for the clarification on the acquisition, disclosed that the decision to its acquisition had exclusively business merit and was duly considered and unanimously approved by the Board of Directors. The terms and conditions for the acquisition considered long-term market prospects. On October 21, 2016, Metalúrgica Gerdau S.A. and certain directors and former directors of Gerdau S.A. filed a defense in the administrative proceeding brought by CVM on the acquisition of non-controlling interests in the subsidiaries, in the sense that the operation was businesslike justified, as above stated. There is no estimate for a final decision of the matter. Metalúrgica Gerdau S.A. believes that, currently, there is not enough information to disclose or determine if a provision for losses is required.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	September 30, 2017	December 31, 2016
Tax	1,861,481	1,716,996
Labor	123,872	107,191
Civil	38,962	37,597
	2,024,315	1,861,784

IV) Eletrobrás Compulsory Loan

The Compulsory Loan, instituted by the Brazilian government in order to expand and improve the energy sector of the country was charged and collected from industrial consumers with monthly consumption equal or superior to 2000kwh

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

through the “electricity bills” issued by the electric power distribution companies, was converted into credits to the taxpayers based on the annual value of these contributions made between 1977 and 1993. The legislation sets a maximum 20 years period to return the compulsory loan to the taxpayers, providing Eletrobrás the possibility of anticipating this return through the conversion of those loans in shares of its own issue. Prior to the conversion of the credits into shares, those credits were adjusted through an indexer and quantifier, called Standard Unit (SU). It happens that the compulsory loan was charged to the companies in their monthly electricity bills, consolidated during the year, and only indexed by the SU in January of next year, resulting in a lack of monthly monetary indexation adjustment during the years of collection, as well as interest. This procedure imputed to taxpayers considerable financial losses, particularly during the periods when the monthly inflation rates stood at high levels.

In order to claim the appropriate interest and monetary correction, subtracted by the methodology applied by Eletrobrás, the Company (understood to be legal entities existing at the time and later became part of Gerdau S.A.) filed lawsuits claiming credits resulting from differences on the monetary correction of principal, interest, moratory and other accessory amounts owed by Eletrobrás due to the compulsory loans, totaling approximately R$ 1,260 million. Recently, particularly in 2015, processes involving representative amounts were definitively judged by the Superior Court of Justice - STJ favorable to the Company so that no further appeals against such decisions apply (“final judgment”). For claims with a final judgment, there still remains the enforcement of ruling (or execution phase) where the actual amounts to be settled will be calculated. Obtaining favorable decisions represented by the final judgment mentioned above, in accordance with IAS 37, suggests that the inflow of economic benefits has become probable. However, it is not yet practicable to reasonably determine the realization of the gain in the form of fitting of resources arising from these decisions has reached a level of virtually certain and that the Company has control over such assets, which under the above standards, implies that such gains are not recorded until such conditions are demonstrably present.

NOTE 15 - RELATED-PARTY TRANSACTIONS

a)             Intercompany loans

	September 30, 2017	December 31, 2016
Assets
Joint Venture
Gerdau Corsa SAPI de C.V.	—	48

Others
Fundação Gerdau	51,462	57,493
Others	—	—
	51,462	57,541

Liabilities

Others	(41)	—
	(41)	—

	For the nine-month period ended
	September 30, 2017	September 30, 2016
Net financial loss	—	(2,500)

Operations with related parties

During the three and nine-month periods ended on September 30, 2017, the Company, through its subsidiaries, performed commercial operations with some of its associate companies and joint ventures in sales of R$ 257,928 and R$ 499,148 as of September 30, 2017, respectively (R$ 57,164 and R$ 243,220 as of September 30, 2016, respectively) and purchases in the amount of R$ 37,616 and R$ 99,157 as of September 30, 2017, respectively (R$ 19,211 and R$ 79,594 as of September 30, 2016, respectively). The net balance totals R$ 399,991 as of September 30, 2017 (R$ 163,626 as of September 30, 2016).

During the three and nine-month periods ended on September 30, 2017, the Company, through its subsidiaries, performed transactions with controlling shareholders, directly or indirectly, mainly of guarantees provided by the controlling in

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

guarantees of debentures, on which the Company pays a fee of 0.95 % p.a. on the amount guaranteed. The effect of these transactions was an expense of R$ 125 and R$ 676, respectively (R$ 2,162 and R$ 3,527 on September 30, 2016). Additionally , the Company recorded revenues of R$ 200 and R$ 616 in the three and nine-month periods, respectively (R$ 249 and R$ 752 on September 30, 2016, respectively), derived from rental agreement.

Guarantees granted

Related Party	Relationship	Object	Original Amount	Maturity	Balance as of September 30, 2017	Balance as of December 31, 2016
GTL Trade Finance Inc.	Subsidiary	10-year Bond	1,744,000	oct/17	2,505,254	2,577,296
GTL Trade Finance Inc.	Subsidiary	30-year Bond	1,118,000	apr/44	1,584,000	1,629,550
Diaco S.A.	Joint Venture	Financing Agreements	302,314	aug/18 - june/19	287,668	397,238
Gerdau Holding Inc.	Subsidiary	10-year Bond	2,188,125	jan/20	1,751,036	1,801,389
Gerdau Trade Inc.	Subsidiary	10-year Bond	2,117,750	jan/21	3,251,714	3,345,222
Gerdau Corsa S.A.P.I. de C.V.	Joint Venture	Financing Agreements	1,973,313	july/18 - dec/21	1,879,101	2,061,260
GTL Trade Finance Inc., Gerdau Holdings Inc.	Subsidiary	10-year Bond	2,606,346	apr/24	2,903,656	2,987,154
Sipar Aceros S.A.	Subsidiary	Financing Agreements	436,959	sep/18-sep/21	99,944	434,706
Gerdau Trade Inc.	Subsidiary	10-year Bond	1,501,275	apr/23	1,716,438	1,832,625
Gerdau Steel India Ltd.	Subsidiary	Financing Agreements	92,996	aug/17 - feb/19	126,720	354,585
Gerdau Steel India Ltd.	Subsidiary	Financing Agreements	61,428	Undetermined	16,555	55,130
Comercial Gerdau Bolivia	Subsidiary	Financing Agreements	12,980	nov/17	12,672	13,036
Gerdau Açominas S.A.	Subsidiary	Financing Agreements	3,160,958	july/18 - feb/21	2,369,194	2,627,205
Gerdau Ameristeel Us. Inc.	Subsidiary	25-year Bond	103,596	oct/37	234,432	166,214
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	556,247	oct/24 - dec/30	291,751	318,784
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	299,918	dec/17 - july/18	313,988	304,194
Siderúrgica Zuliana, C.A.	Subsidiary	Financing Agreements	50,010	dec/17	31,680	65,182
Gerdau Aços Especiais S.A.	Subsidiary	Financing Agreements	70,000	feb/20	56,000	63,000

b)             Debentures

Debentures are held by parent companies, directly or indirectly, in the amount of R$ 354 as of September 30, 2017 (R$ 33,438 as of December 31, 2016), which corresponds to 65 debentures (5,964 as of December 31, 2016).

c)              Price conditions and charges

Loan agreements between Brazilian companies carry interest based on the CDI (Interbank Deposit Certificate) and Libor rate plus exchange variance, when applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

d)             Management compensation

The Company paid to its management salaries, benefits and variable compensation totaling R$ 8,432 and R$ 25,157 for the three and nine-month periods ended on September 30, 2017 (R$ 9,333 and R$ 28,757 for the three and nine-month periods

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

ended on September 30, 2016). The contributions for the defined contribution plan, related to the management of the Company, totaled R$ 291 and R$ 867 for the three and nine-month period ended on September 30, 2017, respectively (R$ 31 and R$ 1,027 on September 30, 2016).

The cost of long-term incentive plans recognized in income and attributable to key management (members of Board of Directors and executive officers) totaled R$ 3,603 and R$ 10,930 during the three and nine-month period ended on September 30, 2017, respectively (R$ 2,288 and R$ 6,922 for the three and nine-month period ended on September 30, 2016).

Additionally, for the three and nine-month period ended on September 30, 2017, the compensation for the members of the Advisory Board was R$ 0 (R$ 490 and R$ 1,469 in the three and nine-month periods ended on September 30, 2016).

NOTE 16 - OBLIGATIONS WITH FIDC - INVESTMENT FUND IN CREDIT RIGHTS

Part of the assets resulting from the favorable judgments of credits with Eletrobras mentioned in Note 14 iv were used to set up a Non Standardized Credit Right Investment Fund, constituted and duly authorized to operate by the Securities and Exchange Commission of Brazil (“FIDC NP Barzel”), whose fair value at the FIDC Inception date was R$ 800 million. The single quota of this FIDC was sold in 2015 in the acquisition of minority interests transaction in subsidiaries of Gerdau S.A.

The Company assures the FIDC, through the transfer agreement price adjustments clause, minimum return on the transferred amount of the credits rights on the lawsuits. However, where the amounts received in the lawsuits exceed the transferred amount, monetarily adjusted, the Company will be entitled to a substantial percentage of that gain. Additionally, the Company has the right of first offer to repurchase those receivables in the event of sale by the Fund, in accordance to the contract subscribed, and has the amount of R$ 1,107,741 recognized in the account “Payables to FIDC” as of September 30, 2017 (R$ 1,007,259 as of December 31, 2016).

NOTE 17 — EQUITY

a) Capital — The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase through subscription of new shares, the right of preference shall be exercised in up to 30 days, except in the case of a public offering, when the limit is not less than 10 days.

Reconciliation of common and preferred outstanding shares is presented below:

	September 30, 2017		December 31, 2016
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at the beginning of the period	571,929,945	1,137,018,570	571,929,945	1,114,744,538
Repurchase of Shares	—	—	—	(10,000,000)
Exercise of stock option	—	282,264	—	2,274,032
Transfer of Shares	—	—	—	30,000,000
Balance at the end of the period	571,929,945	1,137,300,834	571,929,945	1,137,018,570

On September 30, 2017, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181 (net of share issuance costs). Ownership of the shares is presented below:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	Shareholders
	September 30, 2017						December 31, 2016
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A. and subsidiary*	557,214,353	97.1	96,155,679	8.4	653,370,032	38.0	449,712,654	78.4	202,806,626	17.7	652,519,280	37.9
Brazilian institutional investors	281,788	0.0	131,243,299	11.5	131,525,087	7.6	41,883,032	7.3	92,721,295	8.1	134,604,327	7.8
Foreign institutional investors	7,737,249	1.3	709,010,564	61.9	716,747,813	41.7	11,122,498	1.9	705,652,715	61.5	716,775,213	41.8
Other shareholders	6,696,555	1.3	200,891,292	17.4	207,587,847	12.1	69,211,761	12.1	135,837,934	11.9	205,049,695	11.9
Treasury stock	1,697,538	0.3	8,730,411	0.8	10,427,949	0.6	1,697,538	0.3	9,012,675	0.8	10,710,213	0.6
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

*Metalurgica Gerdau S.A. is the controlling shareholder and Stichting Gerdau Johannpeter is the ultimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and also priority in the capital distribution in case of liquidation of the Company.

b) Treasury stocks

Changes in treasury shares are as follows:

	September 30, 2017				December 31, 2016
	Common	R$	Preferred shares	R$	Common	R$	Preferred shares	R$
Balance at the beginning of the period	1,697,538	557	9,012,675	98,189	1,697,538	557	31,286,707	382,806
Repurchase of shares	—	—	—	—	—	—	10,000,000	95,343
Exercise of stock option	—	—	(282,264)	(22,257)	—	—	(2,274,032)	(10,461)
Transfer of shares	—	—	—	—	—	—	(30,000,000)	(369,499)
Balance at the end of the period	1,697,538	557	8,730,411	75,932	1,697,538	557	9,012,675	98,189

These shares will be held in treasury for subsequent cancelling or will service the long-term incentive plan of the Company and its subsidiaries or subsequently sold on the market. The average acquisition cost of the treasury preferred shares was R$ 8.70.

c) Capital reserves - consists of premium on issuance of shares.

d) Retained earnings

I)  Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses, but cannot be used for dividend purposes.

II) Tax incentive reserve - under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government benefits which can be excluded from the basis for dividend calculation.

III) Investments and working capital reserve - consists of earnings not distributed to shareholders and includes the reserves required by the Company’s by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its statutory books in accordance with accounting practices adopted in Brazil to this reserve. Amounts can be allocated to the reserve only after the minimum dividend requirements have been met and its balance cannot exceed the amount of paid-in capital. It is also recognized in this account the difference between the average amount of the treasury stocks and transactional value of the share in the case of stock option exercised and assignment of preferred shares. The reserve can be used to absorb losses, if necessary, for capitalization, for payment of dividends or for the repurchase of shares.

e) Operations with non-controlling interests - correspond to amounts recognized in equity for changes in non-controlling interests.

f) Other reserves - Includes gains and losses on net investment hedge, gains and losses on financial instruments accounted as cash flow hedge, cumulative translation adjustments, expenses recorded for stock option plans and actuarial gains and losses on postretirement benefits.

g) Dividends - The Company credited dividends to its shareholders in the amounts presented below:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Period	Nature	R$/share	Outstandings shares (thousands)	Credit	Payment	Amount
2nd quarter	Dividends	0.02	1,709,179	08/21/2017	1/9/2017	34,184

The dividends credited during the period is composed of (i) anticipation of minimum statutory dividend and/or (ii) pre-existing retained earnings, based on adjusted net income (loss).

NOTE 18 — EARNINGS PER SHARE (EPS)

Basic

	For the three-month period ended on
	September 30, 2017			September 30, 2016
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	45,098	89,676	134,774	30,676	61,178	91,854

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,137,255,451		571,929,945	1,140,609,242

Earnings per share (in R$) — Basic	0.08	0.08		0.05	0.05

	For the nine-month period ended on
	September 30, 2017			September 30, 2016
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income (loss) available to Common and Preferred shareholders	343,100	682,038	1,025,138	58,301	115,326	173,627

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,136,921,213		571,929,945	1,131,339,072

Earnings per share (in R$) — Basic	0.60	0.60		0.10	0.10

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Diluted

	For the three-month period ended on
	September 30, 2017	September 30, 2016
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	89,676	61,178
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	416	148
	90,092	61,326

Net income allocated to common shareholders	45,098	30,676
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	(416)	(148)

	44,682	30,528

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,137,255,451	1,140,609,242
Potential increase in number of preferred shares outstanding due to the long term incentive plan	15,933,560	8,282,165
Total	1,153,189,011	1,148,891,407

Earnings per share — Diluted (Common and Preferred Shares) - in R$	0.08	0.05

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	For the nine-month period ended on
	September 30, 2017	September 30, 2016
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	682,038	115,326
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	3,051	271
	685,089	115,597

Net income allocated to common shareholders	343,100	58,301
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	(3,051)	(271)

	340,049	58,030

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,136,921,213	1,131,339,072
Potential increase in number of preferred shares outstanding due to the long term incentive plan	15,334,022	7,954,683
Total	1,152,255,235	1,139,293,755

Earnings per share — Diluted (Common and Preferred Shares) - in R$	0.60	0.10

NOTE 19 — LONG-TERM INCENTIVE PLANS

a)             Restricted Shares and Performance Shares Plan:

Quantity on January 01, 2016	12,525,256
Granted	13,357,922
Forfeited/Canceled	(3,046,593)
Exercised	(2,403,094)
Quantity on December 31, 2016	20,433,491
Granted	3,170,952
Forfeited/Canceled	(1,702,380)
Exercised	(2,445,813)
Quantity on September 30, 2017	19,456,250

In 2017, the Company approved changes to the long-term incentive plan allowing the use of multiple forms of stock-based compensation and changing the vesting period for each grant to three years. In 2017 Restricted Shares and Performance Shares were granted.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

b)             Stock Options Plan:

	September 30, 2017		December 31, 2016
	Number of shares	Average exercise price in the year	Number of shares	Average exercise price in the year
		R$		R$
Available at beginning of the year	569,115	16.64	1,074,246	18.36
Options Forfeited	(269,219)	14.88	(505,131)	20.49
Available at the end of the period	299,896	18.03	569,115	16.64

The average market price of the share in the nine month period ended on September 30, 2017 was R$ 11.15 (R$ 7.68 in the year ended December 31, 2016).

As of September 30, 2017 the Company has a total of 8,730,411 preferred shares in treasury. These shares may be used for serving this plan.

Exercise price	Quantity	Average period of grace (in years)	Average exercise price	Number exercisable at September 30, 2017*
			R$
R$ 13.78	40,873	1.4	13.81	40,873
R$ 10.58 up to R$ 29.12	259,023	5.0	18.70	13,660
	299,896			54,533

*The total of options vested that are exercisable on September 30, 2017 is 54,533 (57,678 on December 31, 2016).

During the three and nine month period ended on September 30, 2017, the long-term incentive plans costs recognized in the statement of income were R$ 6,503 and R$ 18,896 (R$ 9,843 and R$ 25,956 on September 30, 2016).

The Company recognizes costs of employee compensation based on the fair value of the options granted, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. There were no options granted for this plan in the nine-month period ended September 30, 2017 and for the year ended December 31, 2016.

c) Other Plans — North America

The Company terminated the existing long-term incentive plan (“LTIP”), and no further awards will be granted under the LTIP. All outstanding awards under the LTIP will remain outstanding until either exercised, forfeited or they expire. On September 30, 2017, there were 147,210 cash settled SARs - Share Appreciation Rights outstanding under the LTIP. These awards are accrued over the vesting period of 4 years. As of September 30, 2017 and December 31, 2016, the outstanding liability for share-based payment transactions included in other non-current liabilities of the subsidiaries in North America was US$ 8 thousand (R$ 25.3) and US$ 10 thousand (R$ 32.6), respectively.

NOTE 20 — EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IAS 1, the Consolidated Statement of Income by nature is as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Depreciation and amortization	(514,443)	(566,202)	(1,568,676)	(1,864,694)
Labor expenses	(1,355,330)	(1,480,777)	(4,131,630)	(5,011,195)
Raw material and consumption material	(6,054,165)	(5,088,758)	(17,160,918)	(17,475,598)
Freight	(577,788)	(516,556)	(1,674,420)	(1,738,113)
Other expenses/income	(364,906)	(450,820)	(1,122,604)	(1,604,151)
Reversal of contingent liabilities, net	—	—	929,711	—
Results in operations with subsidiaries	—	—	(72,478)	(105,048)
	(8,866,632)	(8,103,113)	(24,801,015)	(27,798,799)

Classified as:
Cost of sales	(8,501,724)	(7,652,292)	(24,535,643)	(26,089,599)
Selling expenses	(130,887)	(139,149)	(402,630)	(529,090)
General and administrative expenses	(265,667)	(344,167)	(853,853)	(1,175,686)
Other operating income	87,416	95,618	227,350	197,675
Other operating expenses	(55,770)	(63,123)	(93,472)	(97,051)
Reversal of contingent liabilities, net	—	—	929,711	—
Results in operations with subsidiaries	—	—	(72,478)	(105,048)
	(8,866,632)	(8,103,113)	(24,801,015)	(27,798,799)

NOTE 21 — FINANCIAL INCOME

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Income from short-term investments	22,485	35,883	72,177	103,577
Interest income and other financial incomes	30,707	24,297	106,929	77,415
Financial income total	53,192	60,180	179,106	180,992

Interest on debts	(329,928)	(380,958)	(1,033,700)	(1,152,538)
Monetary variation and other financial expenses	(79,770)	(110,969)	(293,015)	(348,691)
Financial expenses total	(409,698)	(491,927)	(1,326,715)	(1,501,229)

Exchange variations, net	101,653	(58,228)	80,302	884,388
Reversal of monetary update of contingent liabilities, net	—	—	369,819	—
Gains and Losses on derivatives, net	777	(7,101)	(7,829)	(45,321)
Financial result, net	(254,076)	(497,076)	(705,317)	(481,170)

NOTE 22 — SEGMENT REPORTING

In the fourth quarter of 2016, the Company made a change in the composition of its segments, with changes with effect as of 2016 year end, with the objective of obtaining greater strategic, operational and management synergies in the markets of South America and North America. The change relates to the joint venture Gerdau Metaldom Corp., in the Dominican Republic, which became part of the business segment South America and thus its results and equity are no longer presented in the North America segment and are from now on presented in the South America segment. For disclosure purposes, the comparative information has been modified regarding the originally presented information, in order to reflect the changes approved by the Gerdau Executive Committee, according to the criteria established by IFRS 8.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Information by business segment:

	For the three-month periods ended
	Brazil Operation		North America Operation		South America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Net sales	3,243,858	2,971,007	4,003,295	3,470,160	929,718	1,119,799	1,647,886	1,385,950	(348,553)	(248,167)	9,476,204	8,698,749
Cost of sales	(2,878,139)	(2,452,749)	(3,810,617)	(3,263,564)	(800,269)	(981,131)	(1,360,261)	(1,203,253)	347,562	248,405	(8,501,724)	(7,652,292)
Gross profit	365,719	518,258	192,678	206,596	129,449	138,668	287,625	182,697	(991)	238	974,480	1,046,457
Selling, general and administrative expenses	(135,694)	(153,341)	(137,291)	(173,158)	(42,367)	(51,348)	(41,711)	(48,667)	(39,491)	(56,802)	(396,554)	(483,316)
Other operating income (expenses)	1,110	(6,350)	6,809	8,159	3,852	27,407	3,153	(382)	16,722	3,661	31,646	32,495
Equity in earnings of unconsolidated companies	—	—	(43,997)	(5,819)	6,831	501	3,070	—	4,924	3,049	(29,172)	(2,269)
Operational income (Loss) before financial income (expenses) and taxes	231,135	358,567	18,199	35,778	97,765	115,228	252,137	133,648	(18,836)	(49,854)	580,400	593,367
Finacial result, net	(139,269)	(128,548)	(6,637)	(16,616)	(13,284)	(28,707)	(30,391)	(31,218)	(64,495)	(291,987)	(254,076)	(497,076)
Income (Loss) before taxes	91,866	230,019	11,562	19,162	84,481	86,521	221,746	102,430	(83,331)	(341,841)	326,324	96,291
Income and social contribution taxes	(18,203)	(57,781)	23,776	9,106	(37,490)	(26,412)	(61,953)	(27,127)	(87,601)	101,076	(181,471)	(1,138)
Net income (Loss)	73,663	172,238	35,338	28,268	46,991	60,109	159,793	75,303	(170,932)	(240,765)	144,853	95,153

Supplemental information:
Net sales between segments	302,757	182,554	15,002	32,858	1,723	1,596	29,071	31,159	—	—	348,553	248,167

Depreciation/amortization	226,452	226,737	170,073	197,539	32,180	42,204	85,738	99,722	—	—	514,443	566,202

	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
Investments in associates and jointly-controlled entities	—	—	389,500	303,526	544,391	404,522	193,445	—	84,964	90,796	1,212,300	798,844
Total assets	16,597,230	18,672,770	16,237,137	16,459,784	4,860,782	5,582,926	11,163,023	11,970,203	3,717,274	1,949,458	52,575,446	54,635,141
Total liabilities	9,325,584	10,761,705	3,387,804	3,407,444	1,114,417	1,651,590	5,692,972	6,519,255	8,152,053	8,020,494	27,672,830	30,360,488

Information by business segment:

	For the nine-month periods ended
	Brazil Operation		North America Operation		South America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Net sales	9,088,141	8,711,970	11,530,776	12,058,170	2,900,768	3,565,978	4,620,184	5,519,180	(1,039,148)	(823,260)	27,100,721	29,032,038
Cost of sales	(8,046,348)	(7,628,162)	(11,036,742)	(11,201,128)	(2,551,121)	(3,037,813)	(3,939,607)	(5,039,843)	1,038,175	817,347	(24,535,643)	(26,089,599)
Gross profit	1,041,793	1,083,808	494,034	857,042	349,647	528,165	680,577	479,337	(973)	(5,913)	2,565,078	2,942,439
Selling, general and administrative expenses	(412,339)	(508,370)	(432,078)	(595,075)	(145,189)	(183,383)	(130,102)	(228,684)	(136,775)	(189,264)	(1,256,483)	(1,704,776)
Other operating income (expenses)	6,362	(2,666)	16,902	12,024	10,349	44,571	11,044	10,215	89,221	36,480	133,878	100,624
Results in operations with subsidiary	—	—	—	—	—	—	—	—	(72,478)	(105,048)	(72,478)	(105,048)
Reversal of contingent liabilities, net	—	—	—	—	—	—	—	—	929,711	—	929,711	—
Equity in earnings of unconsolidated companies	—	—	(80,561)	(40,747)	24,349	17,232	9,257	—	14,544	13,556	(32,411)	(9,959)
Operational income (Loss) before financial income (expenses) and taxes	635,816	572,772	(1,703)	233,244	239,156	406,585	570,776	260,868	823,250	(250,189)	2,267,295	1,223,280
Finacial result, net	(438,128)	(456,199)	(30,013)	(39,600)	(45,876)	(73,761)	(96,303)	(115,945)	(94,997)	204,335	(705,317)	(481,170)
Income (Loss) before taxes	197,688	116,573	(31,716)	193,644	193,280	332,824	474,473	144,923	728,253	(45,854)	1,561,978	742,110
Income and social contribution taxes	(45,554)	(29,666)	105,339	26,436	(85,215)	(101,842)	(140,108)	(41,604)	(351,526)	(406,886)	(517,064)	(553,562)
Net income (Loss)	152,134	86,907	73,623	220,080	108,065	230,982	334,365	103,319	376,727	(452,740)	1,044,914	188,548

Supplemental information:
Net sales between segments	914,082	665,003	45,582	79,039	4,833	4,168	74,651	75,050	—	—	1,039,148	823,260

Depreciation/amortization	683,410	662,525	514,123	650,398	113,782	138,249	257,361	413,522	—	—	1,568,676	1,864,694

	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
Investments in associates and jointly-controlled entities	—	—	389,500	303,526	544,391	404,522	193,445	—	84,964	90,796	1,212,300	798,844
Total assets	16,597,230	18,672,770	16,237,137	16,459,784	4,860,782	5,582,926	11,163,023	11,970,203	3,717,274	1,949,458	52,575,446	54,635,141
Total liabilities	9,325,584	10,761,705	3,387,804	3,407,444	1,114,417	1,651,590	5,692,972	6,519,255	8,152,053	8,020,494	27,672,830	30,360,488

The main products by business segment are:

Brazil Operation: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod, structural shapes and iron ore.

North America Operation: rebar, bars, wire rod, light and heavy structural shapes.

South America Operation: rebar, bars and drawn products.

Special Steel Operation: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales between segments applicable to the Company in the context of the Condensed Consolidated Interim Financial Statements.

The Company’s geographic information with net sales classified according to the geographical region where the products were shipped is as follows:

	For the three-month periods ended
	Brazil		Latin America (1)		North America (2)		Europe/Asia		Consolidated
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Net sales	3,501,049	3,191,092	1,136,500	1,347,580	4,678,608	4,044,276	160,047	115,801	9,476,204	8,698,749

	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	September 31, 2016	September 30, 2017	September 31, 2016	September 30, 2017	December 31, 2016
Total assets	23,060,317	24,266,983	5,709,324	6,159,387	23,077,626	23,463,447	728,179	745,324	52,575,446	54,635,141

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

	For the nine-month periods ended
	Brazil		Latin America (1)		North America (2)		Europe/Asia		Consolidated
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Net sales	9,650,278	9,111,074	3,469,167	4,368,166	13,573,787	13,979,999	407,489	1,572,799	27,100,721	29,032,038

	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
Total assets	23,060,317	24,266,983	5,709,324	6,159,387	23,077,626	23,463,447	728,179	745,324	52,575,446	54,635,141

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

IFRS require that the Company disclose the net sales per product unless the information is not available and the cost to obtain it would be excessive. Accordingly, management does not consider this information useful for its decision making process, because it would entail aggregating sales for different markets with different currencies, subject to the effects of exchange differences. Steel consumption patterns and the pricing dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated, and thus the information would not be useful and would not serve to conclude on historical trends and progresses. In light of this scenario and considering that the information on net sales by product is not maintained on a consolidated basis and the cost to obtain net sales per product would be excessive compared to the benefits that would be derived from this information, the Company is not presenting the breakdown of net sales by product.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 23 — IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.

To determine the recoverable amount of each business segment, the Company uses the discounted cash flow method, taking as basis, financial and economic projections for each segment. The projections are updated to take into consideration any observed changes in the economic environment of the market in which the Company operates, as well as premises of expected results and historical profitability of each segment.

The goodwill impairment test allocated to business segments is performed annually in December, also being performed at interim reporting dates if events or circumstances indicate possible impairment. In the test performed for the year ended on 2016, the Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows, therefore, an increase of 0.5% in the discount rate to discount the cash flow of each segment would result in recoverable amounts that are below the book value and/or that exceeded the book value as shown below: a) North America: below book value of R$ 872 million; b) Special Steel: exceeded book value by R$ 1,170 million; c) South America: exceeded book value by R$ 486 million; and d) Brazil: exceeded the book value by R$ 425 million. On the other hand, a decrease of 0.5 % in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount below the book value and / or that exceeded the book value as shown below: a) North America: below the book value by R$ 661 million; b) Special Steel: exceeded the book value by R$ 1,301 million; c) South America: exceeded the book value by R$ 561 million; and d) Brazil: exceeded the book value by R$ 673 million.

The Company concluded that there are no indications that an impairment test of goodwill and other long-lived assets for the period ended on September 30, 2017 is required.

The Company will maintain over 2017 its constant monitoring of the steel market in order to identify any deterioration, significant drop in demand from steel consuming sectors (notably automotive and construction), stoppage of industrial plants or activities relevant changes in the economy or financial market that result in increased perception of risk or reduction of liquidity and refinancing capacity. Although the projections made by the Company provide a more challenging scenario than that in recent years, the events mentioned above, if manifested in a greater intensity than that anticipated in the assumptions made by management, may lead the Company to revise its projections of value in use and eventually result in impairment losses.

NOTE 24 - SUBSEQUENT EVENTS

I)  On October 4, 2017, the Company announced that it has signed an agreement to sell 100% of its operations in Chile to the Chilean family-owned groups Matco and Ingeniería e Inversiones. The assets included in the sale are long steel industrial units with combined annual steel production capacity of 520 thousand tons and disclosed on the South America segment. The value of the transaction is US$ 154 million. The consummation of the transaction still depends on the approval of the Chilean antitrust authority. This transaction is aligned with the Company’s asset optimization process, with the focus on profitability and the reduction of leverage. Based on the IFRS 5, the Company will present on its financial statements, as of December 31, 2017, the assets and liabilities of these units separetly from other operations, in specific balance sheet line items called assets held for sale and liabilities held for sale.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

II)  On October 4, 2017, the Company announced to the market an offer to repurchase Bonds. On October 18, 2017, the Company concluded the early tender period, abroad, to purchase for cash (“Tender Offer”) up to a maximum amount of US$ 640 million, on the following outstanding debts securities in the international market: (i) bonds due 2020 and interest of 7.000% issued by Gerdau Holdings Inc. (“2020 Bonds”); (ii) bonds due 2021 and interest of 5.750% issued by Gerdau Trade Inc. (“2021 Bonds”); and (iii) bonds due 2024 with interest of 5.893% issued jointly by Gerdau Holdings Inc. and GTL Trade Finance Inc (“2024 Bonds”).The Tender Offer was made pursuant to the offer to purchase dated October 4, 2017. The principal of each issued bonds that was approved for repurchase by the Company is as follows: (i) Bonds 2021 — US$ 551,653,000.00, (ii) Bonds 2020 — US$ 35,299,000.00, and (iii) Bonds 2024 — US$ 0.00. On October 23, 2017 the Company settled the repurchase of the duly offered and accepted Bonds.

III)  On October 13, 2017, the Company announced to the market that it has launched and priced US$ 650 million in ten-year Bonds with coupon of 4.875% p.a. and due 2027, through its wholly-owned subsidiary Gerdau Trade Inc. The bonds will be unconditionally and irrevocably guaranteed by Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A.. The geographic distribution of the offering is as follows: 45% United States; 31% Europe, Middle East and Africa; 9% Latin America; and 15% Asia-Pacific. The majority of buyers of the bonds were Fund Managers, Private Banks, Insurance Companies and banks. The net proceeds from the offering will be used to refinance the Company’s indebtedness and for general corporate purposes.

IV)  On November 6, 2017, the Company proposed the anticipation of the mandatory minimum dividend on income of the current fiscal year, stipulated in its Bylaws, to be paid in the form of dividends, which will be calculated and credited on the shareholding interest owned on November 21, 2017, in the amount of R$ 51.3 million (R$ 0.03 per common and preferred share), with payment on December 1, 2017, which was submitted and approved by the Board of Directors on November 7, 2017.

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